Exhibit D3
                           ACCELERATED BENEFITS RIDER

This Rider is made a part of the contract/policy to which it is attached. It is subject to all conditions and limitations of the contract, except where this Rider provides otherwise.

RECEIPT OF THESE ACCELERATED BENEFITS MAY BE TAXABLE; PLEASE SEEK ASSISTANCE FROM A PERSONAL TAX ADVISOR. RECEIPT OF THESE ACCELERATED BENEFITS MAY ADVERSELY AFFECT ELIGIBILITY FOR MEDICAID OR OTHER GOVERNMENT BENEFITS OR ENTITLEMENTS.

DEFINITIONS

ACCELERATED BENEFIT - A payment that is made when We receive Due Proof of Eligibility. See the "Benefits" provision of this Rider for a description of the calculation of the Accelerated Benefit amount.

ACCRUAL INTEREST RATE -When You elect to receive an Accelerated Benefit under this Rider, it will be treated as a lien against Your policy. We will charge You interest on the Accelerated Benefit paid to You. The maximum interest rate We will charge is the greater of:

     a.   8%; or

     b. the current 90-day U.S. Treasury Bill rate in effect on the date that the Accelerated Benefit is paid.

DUE PROOF OF ELIGIBILITY - Certification satisfactory to Us, in a written form by a Physician treating the Insured, which states that the Insured has a Terminal Illness or is expected to be Permanently Confined to a Nursing Care Facility. The certification must include a diagnosis of the Terminal Illness or the disease or disorder resulting in Permanent Confinement to a Nursing Care Facility.

ELIGIBLE LIFE INSURANCE PROCEEDS - Equal to the current Stated Amount for the basic contract, plus any term insurance rider amount on the Insured, less any Indebtedness, as determined at the time that the request for the Accelerated Benefit is received at Our Office. For any term insurance rider amount to be considered a part of the Eligible Life Insurance Proceeds, the request for an Accelerated Benefit must be made at least two years prior to the expiry of the term rider.

If there has been an applied-for increase to the Stated Amount, the increase amount will not be considered a part of the Eligible Life Insurance Proceeds until its contestable period has been satisfied.

INSURED - The primary Insured of the basic contract as shown on the Contract Summary.

NURSING CARE FACILITY - A facility which meets all of the following standards:

     1.   It is licensed by the state in which it is located;

     2. It provides skilled, intermediate or custodial care to individuals who are not able to care for themselves and who require nursing care;

     3. Its primary functions are to provide nursing care and room and board; and the facility charges for these services. The care must be performed under the direction of a Physician, or a registered graduate professional nurse (RN), or a licensed practical nurse (LPN).

     4. It is not, other than incidentally, a hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse. It is a separate facility or a distinct part of another facility that is physically separate from a facility which serves one of these purposes.

PERMANENT CONFINEMENT - A condition caused by a disease or disorder which:

     1. has resulted in the Insured's residence in a Nursing Care Facility for at least six consecutive months; and

     2. with reasonable medical certainty, can be expected to result in the Insured's death within twelve months from the date of certification; and

     3. necessitates the Insured's residence in a Nursing Care Facility until death.

PHYSICIAN - A person who is licensed to practice medicine in the state in which treatment is received and who is acting within the scope of that license. The Physician may not be a spouse, parent, parent-in-law, child, step-child, sibling of, or person living with, the Owner or Insured.

TERMINAL ILLNESS - A noncorrectable medical condition which, with reasonable medical certainty, can be expected to result in the Insured's death within twelve months from the date of certification.


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BENEFITS

DESCRIPTION OF BENEFITS

Upon receipt at Our Office of Due Proof of Eligibility for Accelerated Benefits while this policy is in force and the Insured is living, We will pay You the Accelerated Benefit.

There are no restrictions on the use of the Accelerated Benefit, once paid. The Accelerated Benefit requested must be at least $10,000. You may request only one Accelerated Benefit.

For Terminal Illness, the Accelerated Benefit paid cannot exceed the lesser of 50% of the Eligible Life Insurance Proceeds or $240,000. For Permanent Confinement to a Nursing Care Facility, the Accelerated Benefit paid cannot exceed the lesser of 25% of the Eligible Life Insurance Proceeds or $240,000.

PAYOUT METHODS

You may choose to have the Accelerated Benefit paid in one of the following methods:

     1.   Lump Sum - the Accelerated Benefit amount is paid in one sum;

     2. Monthly Installment - the Accelerated Benefit amount is paid in equal monthly installments for the number of months that You and We agree upon;

     3. Down Payment - a portion of the Accelerated Benefit amount is paid out as a Lump Sum, and the remainder is paid out in Monthly Installments.

LIMITATION OF BENEFITS

No Accelerated Benefit will be provided by this Rider for any request made:

     1.   Within the contestable period of the contract; or

     2. Less than two years prior to the expiry or maturity of the basic contract; or

     3. When the Terminal Illness or disease or disorder resulting in Permanent Confinement to a Nursing Care Facility is a direct result of intentionally self-inflicted injury by the Insured.

LIEN METHOD

BENEFIT PAYMENT LIEN

When an Accelerated Benefit is made, We will establish a Benefit Payment Lien against the Death Benefit. The Benefit Payment Lien is equal to the total amount of Accelerated Benefits, plus any Deduction Amounts and loan interest due but not paid.

Interest on the sum of these amounts will be added daily to the Benefit Payment Lien at the daily equivalent of the Accrual Interest Rate. Interest will accrue from the date that the Accelerated Benefit amount is paid to the earlier of the Insured's death or repayment of the Benefit Payment Lien.

The Death Benefit otherwise payable will be reduced by an outstanding Benefit Payment Lien at the time of the Insured's death. The Cash Value otherwise payable upon surrender will be reduced by any outstanding Benefit Payment Lien at the time of surrender.

EFFECT ON CONTRACT VALUES

Future premium payments will first be applied towards repaying the Benefit Payment Lien. Thereafter, payments will be applied as defined in the basic contract.

If additional premium payments are not made after an Accelerated Benefit payment is made, We will withdraw from the existing Cash Value all Deduction Amounts and loan interest due but not paid. When the Cash Value is not enough to pay the Deduction Amount and loan interest due, We will add these Deduction Amounts and loan interest to the existing Benefit Payment Lien.

The contract will terminate on the later of the end of the Grace Period or the day that the Benefit Payment Lien is equal to the Death Benefit. We will have no further obligations under this policy.

If the contract terminates while subject to a Benefit Payment Lien, We will extinguish the Benefit Payment Lien without further recourse. If the contract is reinstated, the Benefit Payment Lien must also be reinstated with interest accrued as if the contract had never terminated.



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The Accelerated Benefit paid will not be reduced by any Indebtedness. Any
Indebtedness that exists at the time of payment of the Accelerated Benefit will be retained and will be subject to the rules defined in the basic contract.

If the Waiver of Monthly Deduction Amount Rider or Specified Amount Payment Rider is part of this contract, Our receipt of Due Proof of Eligibility will render the Insured disabled for the purposes of this policy.

We will send You a revised Contract/Policy Summary reflecting payment of the Accelerated Benefit.


GENERAL PROVISIONS

BENEFICIARIES AND ASSIGNEES

Unless the Beneficiary of the contract is designated as irrevocable, You must execute a change nominating Your estate as primary Beneficiary prior to the processing of an Accelerated Benefit claim. We must receive a signed release of interest from any assignee, and a signed consent from any irrevocable Beneficiary which authorizes the Accelerated Benefit payment. At Our discretion, We may require written authorization for an Accelerated Benefit payment from any other party whom We believe has a potential interest in the proceeds.

CLAIMS

Due Proof of Eligibility and a properly completed claim form must be received at Our Office prior to Accelerated Benefits payment. We may request additional medical information from the Physician. We reserve the right to require an independent physical examination at Our expense.

CHARGE

We reserve the right to charge an administrative fee at the time of request for the Accelerated Benefit. It will not exceed $150.

ISSUE DATE

The Issue Date of this Rider is the same as that of the contract, unless otherwise shown on the Contract Summary.

REINSTATEMENT

When applied to this Rider, this provision will be measured from the later of the Issue Date of this Rider or the contract's reinstatement date.

MISSTATEMENT

If the age of the Insured was incorrectly stated in the application, all benefits under this Rider will be adjusted those that would have been available at the correct age.

CONTEST

When applied to this Rider, this provision will be measured from the Issue Date of this Rider.

TERMINATION

This Rider will terminate on the earliest of:

     1.   receipt of Your request, In Writing, for termination of this Rider; or

     2.   contract termination or maturity; or

     3.   the date that the Benefit Payment Lien is equal to the Death Benefit.





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